VACCINOGEN, INC.

5300 Westview Drive, Suite 406

Frederick, MD 21703

October 2, 2013

Jeffrey P. Riedler

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vaccinogen, Inc.
Amendment No. 2 to Registration Statement on Form 10-12(g)
Filed September 12, 2013
File No. 000-54997

Dear Mr. Riedler

In connection with Amendment No. 3 (the “Amendment”) to the Company’s Registration on Form 10 being filed with the Securities and Exchange Commission on the date hereof, we hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VAccinogen, Inc.

By: /s/ Michael G. Hanna, Jr. Ph.D
Michael G. Hanna, Jr. Ph.D
Chief Executive Officer